Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                January 17, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1126
             Guggenheim Balanced Income Builder Portfolio, Series 6
                       File Nos. 333-192453 and 811-03763
--------------------------------------------------------------------------------
Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1123, filed on November 20, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Balanced Income Builder Portfolio, Series 6 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

       1. The sixth paragraph states that the fixed-income exchange-traded funds ("ETFs") will invest in debt securities issued by foreign companies. Will such ETFs also invest in debt securities of U.S. companies? If so, please add the word "also" after the word "will" in the first sentence.

      Response: The fixed-income ETFs held by the Trust will also invest in the debt of U.S. companies. The disclosure has been revised as requested.

Investment Summary -- Security Selection

      2. The first bullet under the "Security Selection Rules" section states that Trust begins with all the securities in the S&P 1500 Composite Index, which includes foreign securities. However, the first sentence under the "Principal Investment Strategy" section states that the Trust will invest in U.S. companies. Please resolve this inconsistency.

      Response: The S&P 1500 Composite Index is comprised of companies with U.S. listed securities. The Prospectus has been revised to reflect that the trust will invest in the securities of these U.S. listed companies.

      3. The sixth bullet under the "Security Selection Rules" section states that Trust will exclude securities with market capitalizations less than $200 million. Please add small-capitalization company risk disclosures.

      Response: Even though small-capitalization securities may be included in the portfolio, we include risks based upon the final portfolio. If small-capitalization securities are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                              Morrison C. Warren